Mail Stop 6010   July 7, 2008

Mr. Stanley Erck
Chief Executive Officer
Iomai Corporation
20 Firstfield Road
Gaithersburg, Maryland 20878

>   **Re: Iomai Corporation**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 30, 2008**
>   **File No. 000-51709**

Dear Mr. Erck:

        We have completed our review of your proxy statement and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any questions.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director

cc: Paul M. Kinsella, Esq.
       Marko S. Zatylny, Esq.
       Ropes & Gray LLP
       One International Place
       Boston, MA 02110-2624